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                                   PROSPECTUS

                        GENEREX BIOTECHNOLOGY CORPORATION

                        3,187,048 Shares of Common Stock

         We have registered our common stock for resale by the selling shareholders listed on pages 17-20.

         Our common stock is quoted on the Nasdaq National Market under the symbol "GNBT." The last sale price of our common stock on August 31, 2001, as reported by Nasdaq, was $7.80 per share.

         Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 to read about the factors you should consider before investing.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is August 31, 2001.

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                                TABLE OF CONTENTS


PROSPECTUS SUMMARY...........................................................  3

RISK FACTORS.................................................................  5

NOTE ABOUT FORWARD-LOOKING STATEMENTS........................................ 14

AVAILABILITY OF ADDITIONAL INFORMATION....................................... 15

DILUTION..................................................................... 17

USE OF PROCEEDS.............................................................. 17

SELLING SHAREHOLDERS......................................................... 17

PLAN OF DISTRIBUTION......................................................... 20

LEGAL MATTERS................................................................ 22

EXPERTS...................................................................... 23

         In making a decision whether or not to buy any shares offered by this prospectus you should rely only on the information contained in the prospectus. We have not authorized anyone to provide information that is different from the information in the prospectus. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.


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                               PROSPECTUS SUMMARY

About Generex

         Generex Biotechnology Corporation is a Delaware corporation engaged in the research and development of injection-free methods for delivery of large molecule drugs. We are a development stage company.

         To date, we have focused most of our efforts and resources on a platform technology to orally administer large molecule drugs by absorption through the walls of the mouth cavity. The mouth cavity is also known as the "buccal" cavity. Large molecule drugs include proteins, hormones, peptides and vaccines. Large molecule drugs, such as synthetic insulin, are presently administered almost exclusively by injection.

         The initial product that we have been trying to develop is an oral insulin formulation for use in the treatment of diabetes. The formulation is sprayed into the mouth using our RapidMist(TM) device, a small and lightweight aerosol applicator that administers a metered dose for absorption. Absorption occurs through the mucous membranes in the buccal cavity.

         Our principal offices are located at 33 Harbour Square, Suite 202, Toronto, Ontario, Canada M5J 2G2 and our telephone number is (416) 364-2551.

About This Prospectus

         We have registered our common stock for resale by selling shareholders. The selling shareholders and the specific number of shares that they each may resell through this prospectus are listed on pages 17-20. The shares offered for resale by this prospectus include the following:

         o 1,627,732 shares that are presently outstanding and owned by the selling shareholders, and

         o 1,559,316 shares that may be acquired by the selling shareholders upon the exercise or conversion of outstanding options, warrants and convertible preferred stock.

         We will not receive any proceeds from the resale of any shares through this prospectus.

         This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.


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Information on Outstanding Shares

         The number of shares outstanding before and after this offering are set forth below:

         o  Common stock outstanding before the
            offering.......................................... 20,682,634 shares

         o  Common stock to be outstanding after
            the offering...................................... 22,281,950 shares

         The number set forth above for the shares of common stock outstanding before this offering is the number of shares outstanding as of August 31, 2001. The number of shares of common stock outstanding after this offering is based on the number of shares outstanding before the offering plus 1,599,316 shares - the maximum number of shares issuable upon the exercise or conversion of options, warrants and convertible securities that may be resold pursuant to this prospectus.

         The numbers set forth above do not include 7,600,793 shares of our common stock that, as of the date of this prospectus, are issuable upon the exercise of outstanding options and warrants other than those covered by this prospectus. These additional options and warrants are exercisable at prices ranging from $2.50 per share to $21.82 per share, with a weighted average exercise price of $7.44 per share.


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                                  RISK FACTORS

         Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus before purchasing any shares. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock.

                         Risks Relating to Our Business

Our technologies and products are at an early stage of development, and we have not received any revenues from operations to date.

         We are a development stage company. We have a very limited history of operations, and we have not received any ongoing revenues from operations to date. We have no products approved for commercial sale at the present time. We may not be successful in obtaining regulatory clearance for the sale of existing or any future products, or any of these products may not be commercially viable.

         In September 2000, we entered into a development and license agreement to work with Eli Lilly and Company on the development of our oral insulin product. Under the terms of the agreement with Lilly, we will receive milestone payments only if the project reaches specified development milestones and we will be entitled to license royalties based on product sales only if the product is successfully brought to market.

         Prior to entering into the agreement with Lilly, we had conducted some preliminary clinical trials of our oral insulin product in the United States, Canada and Europe. Our clinical program, however, had not by any means reached a point where we were prepared to apply for regulatory approvals to market the product in any country. Going forward under the agreement, Lilly will be responsible generally for conducting clinical trials and securing regulatory approvals on a worldwide basis. Lilly also will have the exclusive right to market the product worldwide. Our principal responsibilities will be to continue development, as required, on our oral insulin formulation and on the RapidMist(TM) device. Clinical trials under the agreement have not yet been authorized by Lilly. At this time, we cannot predict when or if we will reach any development milestones and when or if any clinical activity might commence under the agreement.

         We believe that we can use the technology upon which our oral insulin product is based successfully with other large molecule drugs. We have engaged in preliminary research and development work on other applications, but we have not devoted significant time or resources to this effort to date. In January 2001, we entered into a joint venture with subsidiaries of Elan Corporation, plc. The purpose of the joint venture is to pursue the application of certain of our and Elan's drug delivery technologies -- including our large molecule drug delivery technology -- to pharmaceutical products for the treatment of prostate cancer and endometriosis and/or the suppression of testosterone and estrogen. We and Elan have not yet selected a specific product for research and development under the joint venture.


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We have not, and may not, receive regulatory approval to sell our products.

         We have engaged primarily in research and development activities since our inception. We have no products approved for commercial sale by drug regulatory authorities. We have begun the regulatory approval process for only one product, our oral insulin formulation.

         In September 2000, we entered into a development and license agreement with Eli Lilly and Company that covers our oral insulin product. Under our agreement, Lilly is responsible for conducting clinical trials and securing regulatory approvals for a formulation of insulin administered as a fine spray to the mouth cavity - also known as the "buccal" cavity - using technology that is proprietary to Generex. Our principal role in the future development of this product is to continue development, as required, of our proprietary insulin formulation and the RapidMist(TM) device used to administer the formulation.

         Notwithstanding our agreement with Lilly and the participation of Lilly in the research and development process, we may not be able to develop our insulin product successfully. In order to obtain regulatory approvals for our insulin product, it will be necessary to demonstrate, among other things, that:

         o the product is physically and chemically stable under a range of storage, shipping and usage conditions;

         o the results of administering the product to patients are reproducible in terms of the amounts of insulin delivered to the oral cavity and absorbed in the bloodstream; and

         o that there are no serious adverse safety issues associated with use of the product.

         Under our agreement, Lilly also has the option of developing a number of additional products using our platform buccal delivery technology. There is even greater uncertainty and risk related to the regulatory approval process for other products besides our insulin product that may be developed, whether with Lilly or independently of Lilly. This is because no other product candidate has progressed to the point of development of the insulin product.

We may not become, or stay, profitable even if our products are approved for sale.

         Even if regulatory approval to market our oral insulin product is obtained, many factors may prevent the product from ever being sold in commercial quantities. Some of these factors are beyond our control, such as:

         o acceptance of the formulation by health care professionals and diabetic patients;

         o the availability, effectiveness and relative cost of alternative diabetes treatments that may be developed by competitors; and


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         o  the availability of third-party (i.e., insurer and governmental agency) reimbursements.

We may not be able to compete with diabetes treatments now being marketed and developed by other companies.

         Our oral insulin product will compete with existing and new therapies for treating diabetes, including administration of insulin by injection. We are aware of a number of companies currently seeking to develop alternative means of delivering insulin, as well as new drugs intended to replace insulin therapy at least in part. In the longer term, we also face competition from companies that seek to develop cures for diabetes through techniques for correcting the genetic deficiencies that underlie diseases such as diabetes.

We will have to depend upon others for marketing and distribution of our products, and we may be forced to enter into contract hindering the benefits we may receive and the control we have over our products.

         We intend to rely on collaborative arrangements with one or more other companies that possess strong marketing and distribution resources to perform these functions. Except for the agreement with Lilly relating to our oral insulin product, we do not have any agreements with other companies for marketing or distributing our products. We may be forced to enter into contracts for the marketing and distribution of our products that substantially limit the potential benefits to us from commercializing these products. In addition, we will not have the same control over marketing and distribution that we would have if we conducted these functions ourselves.

We have no experience in manufacturing and insufficient capacity to produce product in large quantities.

         To date, we have produced our oral insulin formulation only under laboratory conditions on a small scale. We have established a pilot manufacturing facility that we believe is capable of producing the product at levels necessary to supply our needs for late stage human clinical trials of the product and for initial commercial sales outside the United States. However, we have not yet actually produced product at those levels. In any event, we will need to significantly increase our manufacturing capability to manufacture our product in commercial quantities.

         Under our agreement with Lilly, Lilly may select us to manufacture products developed under that agreement. Lilly, however, is not required to select us for these functions. In order to qualify for consideration in this role, we will have to satisfy Lilly that we can supply such products at the requisite levels of quality, cost and reliability in compliance with all applicable regulatory requirements.

         We have no experience in resolving the staffing, manufacturing, regulatory and quality control problems that are likely to come up in developing and running a large scale manufacturing operation. Our failure to solve problems of this nature would lead to loss of any opportunity to manufacture products


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developed under our agreement with Lilly, and could delay or prevent our ability to bring other products to market and inhibit sales after a product comes to market.

            Risks We Face because We Are a Development-Stage Company

We will need additional capital, which may not be available to us when we need it.

         We have incurred substantial losses from operations from our inception, and we expect to continue to incur substantial losses for the immediately foreseeable future. Under our agreement with Lilly, we expect Lilly to fund substantially all costs relating to the clinical program and securing regulatory approvals for our insulin product, and for any other products that may be developed under the our agreement should we reach that stage of activity. We may, however, incur significant costs to fulfill our responsibilities under the agreement with Lilly. We also may require funds in excess of our existing cash resources:

         o to proceed under our joint venture with Elan, which requires us to fund 80% of initial product development costs;

         o to develop new products based on our oral delivery technology, including clinical testing relating to new products;

         o to develop or acquire other delivery technologies or other lines of business;

         o  to establish and expand our manufacturing capabilities; and

         o to finance general and administrative and research activities that are not related to specific products under development.

         Our agreement with Lilly provides for us to receive milestone payments if the project reaches specified development milestones and for us to receive license royalties based on product sales if the product is successfully brought to market. Given that these payments are contingent on events that we cannot be sure will occur, we cannot be certain of when or if we will receive any further payments from Lilly. In any event, we do not expect to receive revenues under the agreement with Lilly or under any future development agreements that are sufficient to satisfy all of our cash requirements.

         In the past, we have funded most of our development and other costs through equity financing. Unforeseen problems, including materially negative developments in our relationship with Lilly, in our clinical trials or in general economic conditions, could interfere with our ability to raise additional equity capital or materially adversely affect the terms upon which such funding is available.

         It is also possible that we will be unable to obtain additional funding as and when we need it. If we were unable to obtain additional funding as and when needed, we could be forced to delay the progress of certain development efforts. A scenario like this poses risks. For example, our ability to bring a


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product to market and obtain revenues could be delayed; our competitors could develop products ahead of us; and/or we could be forced to relinquish rights to technologies, products or potential products.

         In addition, the provisions of the warrants issued to investors in our October 2000 private placement and the agreement under which we sold shares of our common stock to subsidiaries of Elan in January 2001 require anti-dilution adjustments in their favor if additional financings fail to attain certain per share pricing thresholds. These provisions, if triggered, will make it more expensive for us to obtain additional funding and will result in added dilution for existing shareholders.

Because we are highly dependent of a small number of key scientific personnel, we may not be able to continue the development of our products if we are not able to retain these individuals.

         If one or more members of our limited scientific and management staff discontinued their association with us this could materially harm our business. We do not have fixed term agreements with any of our key management or scientific staff, other than Dr. Pankaj Modi. Our fixed term contract with Dr. Modi, however, does not guarantee his continued availability.

         We depend upon non-employee consultants to assist us in

         o  formulating research and development strategy;

         o  preparing regulatory submissions;

         o  developing protocols for clinical trials; and

         o  designing, equipping and staffing our manufacturing facilities.

         These consultants and advisors usually have the right to terminate their relationship with us on short notice. Loss of some of these key advisors could interrupt or delay development of one or more of our products or otherwise adversely affect our business plans.

         We will continue to need qualified scientific personnel and personnel with experience in clinical testing, government regulation and manufacturing. We may have difficulty in obtaining qualified scientific and technical personnel due to strong competition for these people from other pharmaceutical and biotechnology companies as well as universities and research institutions.

                           Regulatory and Legal Risks

Our ability to respond to business opportunities and introduce new products is subject to extensive government regulation of our business.

         Our research and development activities, and the eventual manufacture and marketing of our products, are subject to extensive regulation by the Food and Drug Administration in the United States and comparable regulatory


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authorities in other countries. Among other things, extensive regulation puts a burden on our ability to bring products to market. These regulations apply to all competitors in our industry. However, many of our competitors have extensive experience in dealing with FDA and other regulators while we do not. Also, other companies in our industry do not depend completely on products that still need to be approved by government regulators, as we now do. If we do not obtain regulatory approvals for our products, or if we fail to comply with government regulations in the future, our business will be substantially harmed.

If we are not able to obtain sufficient patent protection for our buccal delivery technology, we may face competition from potential competitors who may use the unprotected aspects of our technology to our disadvantage.

         Our long-term success will substantially depend upon protecting our technology from infringement, misappropriation, discovery and duplication. We currently have been issued four U.S. patents pertaining to aspects of buccal delivery technology, and we have twelve U.S. patent applications pending, including applications that, if granted, would cover our oral insulin formulation and technology. We also own an indirect interest in three drug delivery patents held by another company, Centrum Biotechnologies, Inc., that is 50% owned by us.

         We cannot be sure that any of our pending patent applications will be granted, or that any patents that we own or will obtain in the future will fully protect our position. Our patent rights, and the patent rights of biotechnology and pharmaceutical companies in general, are highly uncertain and include complex legal and factual issues. We believe that our existing technology and the patents we hold or have applied for do not infringe any one else's patent rights. We believe our patent rights will provide meaningful protection against others duplicating our proprietary technologies. We cannot be sure of this, however, because of the complexity of the legal and scientific issues that could arise in litigation over these issues. Furthermore, patent applications are maintained in secrecy in the United States until the patents are approved, and in most foreign countries for a period of time following the date from which priority is claimed. A third party's pending patent applications may cover any technology that we currently are developing.

         In February 2001, Subash Chandarana, a former business associate of Dr. Pankaj Modi, and an entity identified as "Centrum Technologies, Inc." commenced a legal proceeding in the Ontario Superior Court of Justice against the Company and Dr. Modi, seeking, among other things, damages for alleged breaches of contract and tortuous acts related to a business relationship between Chandarana and Dr. Modi that ceased in July 1996. The plaintiffs' statement of claim also seeks to stop the use, if any, by the Company of three patents owned by Centrum Technologies, Inc. While we do not believe that any of our existing or planned products or technology incorporates or infringes upon any intellectual proprietary interest of this individual, we cannot predict the ultimate outcome of this matter.

         We also hold some of our technology as trade secrets. We seek to protect this information, in part, by confidentiality agreements with our employees, consultants, advisors and collaborators. These agreements may be breached, however, in which case the remedies available to us may not adequately compensate us for our loss. Furthermore, trade secrets protection does not


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protect us against a competitor's independent development of the same technology.

Enforcement of an arbitration award may result in dilution to stockholders or adverse effects upon Generex.

         Sands Brothers & Co., Ltd., a New York City-based investment banking and brokerage firm, initiated arbitration against us under New York Stock Exchange rules in January 1998. Sands claimed that it has the right to purchase, for nominal consideration, approximately 1.5 million shares of our common stock. This claim is based upon a January 1997 letter agreement which purportedly confirmed the terms of an agreement appointing Sands as the exclusive financial advisor to Generex Pharmaceuticals, Inc., a predecessor company, and granting Sands the right to receive shares representing 17 percent of the outstanding capital stock of Generex Pharmaceuticals on a fully diluted basis. Since Generex Pharmaceuticals was subsequently acquired by us, Sands claimed a right to receive shares of GPI common stock that would, allegedly, now apply to our common stock. Sands also claimed that it is entitled to additional shares of our common stock as a result of our acquisition of Generex Pharmaceuticals (approximately 460,000 shares), and $144,000 in fees under the terms of the purported agreement.

         Sands has never performed any services for us or Generex Pharmaceuticals, and both we and Generex Pharmaceuticals have denied that the individual who is alleged to have entered into the purported agreement between Sands and Generex Pharmaceuticals had the authority to act on Generex Pharmaceutical's behalf. Accordingly, we defended against Sands' claim primarily on the basis that no agreement ever existed between Generex Pharmaceuticals and Sands.

         During a series of hearings before a NYSE arbitration panel commencing June 8, 1999, Sands amended its claim to include, in the alternative, an entitlement in the form of an order of specific performance with regard to the issuance of the warrant as discussed in the January 1997 letter.

         By an award dated September 24, 1999, the panel awarded Sands $12,000 plus $2,070 in interest, a declaratory judgment that we were required to issue Sands a warrant for 1,530,020 shares of our common stock in accordance with the January 1997 letter, and denied all other relief and split the $22,800 in forum fees equally between Sands and us. On October 13, 1999, Sands commenced a special proceeding to confirm the arbitration award in New York State Supreme Court, New York County. On November 10, 1999, we moved to vacate the arbitration award on the grounds that the arbitration panel had exceeded its authority and had manifestly disregarded the relevant law of agency in issuing the award. On March 20, 2000, the New York State Supreme Court granted Sands' petition to confirm the arbitration award and denied our motion to vacate the award. The Court entered judgment against us. We appealed the lower court's judgment to the New York State Appellate Division, First Department. On January 23, 2001, the Appellate Division modified the judgment of the Supreme Court that had confirmed the arbitration award against us. The Appellate Division affirmed the portion of the judgment that had confirmed the granting of monetary relief of $14,070 to Sands but modified the judgment to vacate the portion of the arbitration award directing the issuance to Sands of a warrant to purchase 1,530,020 shares of our


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common stock. The Appellate Division held that the portion of the award directing us to issue warrants to Sands is too indefinite to be enforceable and remanded the matter to the arbitration panel for a final and definite award with respect to such relief or its equivalent (including possibly an award of monetary damages). A hearing before the arbitration panel for such purpose has commenced, but it is not expected to be concluded until later this calendar year.

         Our ultimate legal and financial liability in this matter, including a range of possible losses with respect to the award, cannot be estimated at this time. To the extent that Sands receives shares of our common stock for little or no consideration as a result of this legal proceeding, our existing shareholders' investment would be proportionately diluted.

We have substantial exposure to product liability, and our insurance coverage may not provide adequate protection against a substantial liability claim.

         The use of our products in clinical trials and the commercial sale of our products expose us to liability claims by consumers and pharmaceutical companies. We have obtained limited product liability insurance of two million dollars per occurrence and total coverage. We cannot be sure that this would be adequate coverage in the case of any substantial liability claim.

              Risks Relating to Your Ownership of Our Common Stock

The price of our shares may be volatile, and you could lose all or part of your investment.

         There may be wide fluctuation in the price of our shares. Because of this potential volatility, our shares may be an unsuitable investment for investors who might be required to sell the shares at a time when the market price of the shares is depressed. These fluctuations may be caused by several factors including:

         o announcements of research activities and technology innovations or new products by us or our competitors;

         o  changes in market valuation of companies in our industry generally;

         o  variations in operating results;

         o  changes in governmental regulations;

         o results of clinical trials of our products or our competitors' products; and

         o regulatory action or inaction on our products or our competitors' products.


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Our outstanding Special Voting Rights Preferred Stock and provisions of our
Certificate of Incorporation could delay or prevent the acquisition or sale of Generex.

         Holders of our Special Voting Rights Preferred Stock have the ability to prevent any change of control of Generex. Our Vice President of Research and Development, Dr. Pankaj Modi, owns all of our Special Voting Rights Preferred Stock. In addition, our Certificate of Incorporation permits our Board of Directors to designate new series of preferred stock and issue those shares without any vote or action by the shareholders. Such newly authorized and issued shares of preferred stock could contain terms that grant special voting rights to the holders of such shares that make it more difficult to obtain shareholder approval for an acquisition of Generex or increase the cost of any such acquisition.

Future sales of shares by current shareholders may adversely affect the price of our stock.

         Our shares are thinly traded at present and the market price of our common stock could decline as a result of sales of shares by:

         o  selling shareholders under this offering;

         o other existing shareholders, many of whom purchased shares from us in private transactions at prices below the then current market price for such shares, and who now are free to sell the shares publicly;

         o holders of other outstanding options and warrants who may exercise such options and warrants and resell the shares so purchased to the public; or

         o any holder of a substantial number of shares who attempts to sell all of the shares contemporaneously through a normal brokerage transactions.

Because we have engaged in numerous past transactions with our affiliates that were not arms-length, institutional investors and other potential purchasers may be reluctant to purchase our shares or may require a substantial discount.

         We previously have engaged in numerous transactions with our affiliates that were not the result of arms-length negotiations. For that reason, institutional investors and other potential purchasers of our shares may be less willing to make these purchases due to a belief that the terms of these transactions may not be as favorable to Generex as could have been obtained through arms-length negotiations with nonaffiliated parties.


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                      NOTE ABOUT FORWARD-LOOKING STATEMENTS

         We have made some statements in this prospectus that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by introductory words such as "expects", "plans", "intends", "believes", "will", "estimates", "forecasts", "projects" or words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements address, among other things, our expectations concerning the efficacy of our platform oral delivery technology, our expectations concerning our development and license agreement with Lilly, our expectations of when different phases of clinical activity may commence and our expectations of when regulatory submissions may be filed or when regulatory approvals may be received.

         Any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions that we might make or by known or unknown risks and uncertainties. Actual outcomes and results may differ materially from what is expressed or implied in our forward-looking statements. Among the factors that could cause actual outcomes and results to differ materially from the forward-looking statements are:

         o the inherent uncertainties of product development based on a new and as yet not fully proven drug delivery technology,

         o the risks and uncertainties regarding the actual effect on humans of seemingly safe and efficacious formulations when tested clinically,

         o the inherent uncertainties associated with clinical trials of product candidates,

         o the inherent uncertainties associated with the process of obtaining regulatory approval to market product candidates, and

         o the risks of adverse developments in our collaboration with Lilly regarding oral insulin, which is currently our only product candidate that has moved beyond preliminary research and development.

Additional factors that we think could cause our actual outcomes and results to differ materially from the forward-looking statements also include those discussed above under the caption "Risk Factors".

         Because of the risks and uncertainties associated with forward-looking statements, you should not place undue reliance on them. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.


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                     AVAILABILITY OF ADDITIONAL INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms.

         The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all shares offered by this prospectus are sold:

         o  Annual Report on Form 10-K for the fiscal year ended July 31, 2000.

         o Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000, as amended by a Form 10-Q/A filed December 19, 2000.

         o Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2001, as amended by a Form 10-Q/A filed March 21, 2001.

         o Quarterly Report on Form 10-Q for the fiscal quarter ended April 31, 2001 filed June 14, 2001.

         o  Current Report on Form 8-K filed on August 28, 2000.

         o Current Report on Form 8-K filed on September 6, 2000, as amended by a Form 8-K/A filed on September 7, 2000 and by a Form 8-K/A filed on January 24, 2001.

         o  Current Report on Form 8-K filed on September 7, 2000.

         o Current Report on Form 8-K filed on October 16, 2000, as amended by a Form 8-K/A filed on December 6, 2000.

         o Current Report on Form 8-K filed on January 23, 2001, as amended by a Form 8-K/A filed on February 1, 2001.

         o  Current Report on Form 8-K filed on January 25, 2001.

         o  Current Report on Form 8-K filed on April 27, 2001.

         o  Current Report on Form 8-K filed on May 22, 2001.

         o  Current Report on Form 8-K filed on July 17, 2001.

         o  Definitive Proxy Statement on Schedule 14A filed on March 23, 2001.

         o The description of our common stock contained in our registration statement on Form 10 filed on December 14, 1998, as amended by a Form 10/A February 24, 1999, and including any amendment or report subsequently filed for the purpose of updating the description.

         This prospectus is part of a registration statement on Form S-3 (Registration No. 333-67118) filed with the SEC under the Securities Act of 1933. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about Generex and our common stock. You may request a copy of these filings at no cost. Please direct your requests to Rose C. Perri, Secretary and Chief Operating Officer, 33 Harbour Square, Suite 202, Toronto, Ontario, Canada M5J 2G2 (telephone 416/364-2551).

         You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

                                    DILUTION

         Purchasers of common stock offered pursuant to this prospectus will incur dilution in their investment that is approximately equal to the difference between the price which they pay for the shares and the net tangible book value of the shares. As of July 31, 2001, our net tangible book value was approximately $4.01 per share of common stock.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the resale of shares covered by this prospectus.

                              SELLING SHAREHOLDERS

         The following table lists each person who may resell shares pursuant to this prospectus and, in addition, sets forth:

         o the number of shares of common stock beneficially owned by each prior to the offering (as of August 31, 2001);

         o the number of shares of common stock registered for sale by each in the offering; and

         o the percentage of common stock owned by each after the offering, assuming each sells all of the shares registered for his benefit.

                               Shares Beneficially
                             Owned Prior to Offering

                                                                                                    Shares
                                                                                                    and Per-
                                                                 Shares Issuable                    centage
                                                                 Upon Exercise        Shares        Owned
                                               Outstanding       Of  Convertible      Registered    After
                                               Shares            Securities (1)       for Sale      Offering(2)
                                               ------            --------------       --------      -----------
Elan Pharmaceutical Investments III, Ltd.      349,895            542,328 (3)         892,223        -0-
Cranshire Capital, L.P.                        400,973            54,054 (4)          270,270        184,757(*)
RAM Trading Ltd.                               162,162            40,844 (5)          203,006        -0-
Alpha Capital Aktiengesellschaft               162,162            40,541              202,703        -0-
Gryphon Master Fund                            140,000            35,000              175,000        -0-
Capital Ventures International                 108,108 (6)        27,027              135,135        -0-
WEC Asset Management LLC                       108,108            27,027              135,135        -0-
Langley Partners, L.P.                         85,000             21,250              106,250        -0-
Montrose Investments Ltd.                      54,054             13,845 (7)          67,899         -0-
Kodiak Opportunity Offshore, Ltd.              53,918             13,600 (8)          67,518         -0-
The dotCOM Fund, LLC                           43,244             10,811 (9)          54,055         -0-
ZLP Master Technology Fund, Ltd.               35,135             8,784               43,919         -0-
Kodiak Opportunity 3C7, L.P.                   8,812              2,244 (10)          11,056         -0-
Novelly Exempt Trust                           7,748              1,937               9,685          -0-
Kodiak Opportunity, L.P.                       4,522              1,211 (11)          5,733          -0-
Gary Shemano                                   11,473             -0- (12)            11,478         -0-
William Corbett                                11,199             -0- (13)            11,203         -0-
Michael Jacks                                  1,112              -0-                 1,116          -0-
Elliott Associates, L.P.                       32,432             8,108               40,540         -0-
Elliott International, L.P.                    32,432             8,108               40,540         -0-
Ladenburg Thalmann & Co., Inc.                 -0-                3,243 (14)          3,243          -0-
Clipperbay & Co.                               1,079,000          2,617 (15)          2,617          1,079,000 (4.84%)
Protius Overseas Limited                       -0-                413 (16)            413            -0-
Nob Hill Capital Partners, L.P.                -0-                242 (17)            242            -0-
Castle Creek Healthcare Partners LLC           -0-                220 (18)            220            -0-
AEOW 2000 L.P.                                 68,182             165 (19)            165            68,182(*)
Fidelity National Title Insurance Co.          45,455             110 (20)            110            45,455(*)
Velocity Investment Partners LTD               -0-                110 (21)            110            -0-
Prism Partners 1, L.P.                         -0-                99 (22)             99             -0-
Willow Creek Capital Partners, Ltd.            -0-                61 (23)             61             -0-
Willow Creek Offshore Fund                     -0-                61 (24)             61             -0-
CCL Fund LLC                                   -0-                55 (25)             55             -0-
Prism Partners II Offshore Fund                -0-                49 (26)             49             -0-
Nob Hill Capital Associates L.P.               -0-                48 (27)             48             -0-
Ascend Partners L.P.                           -0-                33 (28)             33             -0-
Bognor Regis, Inc.                             -0-                33 (29)             33             -0-
Ascend Offshore Funds Ltd.                     -0-                22 (30)             22             -0-
Prism Partners Offshore Fund                   -0-                16 (31)             16             -0-
Ed Cowle                                       233,500            50,000              50,000         233,500 (1.05%)
Todd Falls                                     -0-                75,000              75,000         -0-
Paul Gambin                                    -0-                200,000             200,000        -0-
Shayne Gilliatt                                -0-                70,000              70,000         750(*)
Andrew Reid                                    750                300,000             300,000        -0-

Total                                                             1,559,316           3,187,048


*Less than 1%

(1)  Convertible securities include options, warrants and Series A Preferred
     Stock.

(2)  Assuming all shares registered in resale are sold.

(3) Includes 75,000 shares issuable upon exercise of warrants and 467,328 shares issuable upon conversion of Series A Preferred Stock.

(4) Does not include 79,413 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(5) Does not include 108,750 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by previous registration statements.

(6) Heights Capital Management, Inc., as Capital Ventures International's authorized agent, has discretionary authority to vote and dispose of these shares and may be deemed to be a beneficial owner of these shares. Capital Ventures International does not have, and within the past three years has not had, any position, office or other material relationship with Generex.

(7) Does not include 103,789 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by previous registration statements.

(8) Does not include 7,439 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(9) Does not include 35,294 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(10) Does not include 2,534 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(11) Does not include 5,028 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(12) Does not include 168,139 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by previous registration statements.

(13) Does not include 166,138 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by previous registration statements.

(14) Shares issuable upon the exercise of warrants issued to Ladenburg Thalmann & Co., Inc. for placement services rendered in the July 2001 Private Placements. Does not include 236,986 shares issuable upon the exercise of other warrants also held by this selling shareholder as of August 31, 2001.

(15) Does not include 161,850 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(16) Does not include 508,878 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by previous registration statements.

(17) Does not include 15,000 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(18) Does not include 113,637 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by previous registration statements.

(19) Does not include 10,227 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(20) Does not include 6,818 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(21) Does not include 6,818 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(22) Does not include 6,120 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(23) Does not include 3,750 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(24) Does not include 3,750 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(25) Does not include 28,409 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by previous registration statements.

(26) Does not include 3,060 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(27) Does not include 3,000 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(28) Does not include 2,045 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(29) Does not include 2,045 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(30) Does not include 1,364 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.

(31) Does not include 1,020 shares issuable upon the exercise of warrants held by this selling shareholder as of August 31, 2001 that are covered by a previous registration statement.


                              PLAN OF DISTRIBUTION

         We are registering the shares of common stock covered by this prospectus on behalf of the selling shareholders. The selling shareholders may offer and sell shares from time to time. In addition, a selling shareholder's donees, pledgees, transferees and other successors in interest may sell shares received from a named selling shareholder after the date of this prospectus. In that case, the term "selling shareholders" as used in this prospectus includes such donees, pledgees, transferees and other successors in interest. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by way of any legally available means, including in one or more of the following transactions:

         o a block trade in which a broker-dealer engaged by a selling shareholder attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus; and

         o ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers.

         Transactions under this prospectus may or may not involve brokers or dealers. The selling shareholders may sell shares directly to purchasers or to or through broker-dealers, who may act as agents or principals. Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in selling shares. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders in amounts to be negotiated in connection with the sale. Broker-dealers or agents also may receive compensation in the form of discounts, concessions or commissions from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. This compensation as to a particular broker-dealer might exceed customary commissions.

         The selling shareholders have advised us that they have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers for the sale of shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. To our knowledge, the selling shareholders have not entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the sale of the shares covered by this prospectus.

         In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also:

         o sell shares short and redeliver the shares to close out these short positions;

         o enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or financial institution of the shares, which the broker-dealer or financial institution may resell or otherwise transfer under this prospectus;

         o loan or pledge the shares to a broker-dealer or other financial institution that may sell the shares so loaned under this prospectus upon a default; or

         o sell shares covered by this prospectus that qualify for sale under Rule 144 under the Securities Act of 1933 pursuant to that Rule rather than under this prospectus.

         The selling shareholders and any broker-dealers participating in the sale of shares covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with sales of such shares. Any commission, discount or concession received by a broker-dealer and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

         We have agreed to pay the expenses of registering the shares under the Securities Act of 1933, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling shareholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents, as well as fees and disbursements for legal counsel retained by any selling shareholder.

         Generex and some of the selling shareholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act of 1933. The selling shareholders also may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act of 1933.

         A supplement to this prospectus will be filed, if required, under Rule 424(b) under the Securities Act of 1933 to include additional disclosure before offers and sales of the securities in question are made.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of common stock offered in this prospectus will be passed upon for us by Eckert Seamans Cherin & Mellott, LLC, 1515 Market Street, 9th Floor, Philadelphia, PA 19102. The firm of Eckert Seamans Cherin & Mellott owns 128,172 shares of common stock which it received in payment of legal fees and expenses in 1998 (60,000 shares--of which the firm still holds 30,000 shares) and upon the exercise of warrants in June 1999 (98,172 shares). The firm also has been granted options exercisable for 30,000 shares at $7.56 per share under the Company's 2000 Stock Option Plan. Members of the firm own additional shares (less than one percent in total) that they purchased from time to time for cash, either from us or in the public market.

                                     EXPERTS

         Our consolidated financial statements as of July 31, 2000 and 1999 and for the years ended July 31, 2000, 1999 and 1998, included in our Annual Report on Form 10-K for the year ended July 31, 2000 (our "2000 10-K"), have been audited by WithumSmith+Brown, independent auditors, as set forth in their reports on such financial statements

         Our consolidated financial statements as of July 31, 2000 and 1999 and for the years ended July 31, 2000, 1999 and 1998 are incorporated by reference in this prospectus, and elsewhere in the registration statement, in reliance upon the reports of WithumSmith+Brown on the financial statements, given on their authority as experts in accounting and auditing.